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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS
(in thousands, except ratios)

        The following table sets forth our ratio of earnings to fixed charges and our ratio of combined fixed charges and preference dividends to earnings for the years ended December 31, 1998, 1999, 2000, 2001 and, 2002, and for the nine months ended September 30, 2003. As the ratios indicate less than one-to-one coverage, we have provided the coverage deficiency amounts. Fixed charges are the sum of (i) interest costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor of 17.5%.

	Year Ended December 31,
						Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
Net loss	$(51,098)	$(30,899)	$(44,043)	$(71,972)	$(109,787)	$(105,470)
Interest expense on indebtedness	4,970	5,678	6,052	6,081	6,011	4,680
Interest expense on portion of rent	420	168	193	403	350	560

Earnings	$(45,708)	$(25,053)	$(37,798)	$(65,488)	$(103,426)	$(100,230)

Interest expense on indebtedness	4,970	5,678	6,052	6,081	6,011	4,680
Interest expense on portion of rent	420	168	193	403	350	560

Total fixed charges	$5,390	$5,846	$6,245	$6,484	$6,361	$5,240

Preferred dividends	—	515	—	—	—	—

Ratio of earnings to fixed charges	—	—	—	—	—	—

Ratio of combined fixed charges and preference dividends to earnings	—	—	—	—	—	—

Coverage deficiency—ratio of earnings to fixed charges	$(51,098)	$(30,899)	$(44,043)	$(71,972)	$(109,787)	$(105,470)

Coverage deficiency—Ratio of combined fixed charges and preference dividends to earnings	$(51,098)	$(31,414)	$(44,043)	$(71,972)	$(109,787)	$(105,470)

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STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS (in thousands, except ratios)